UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Waters Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-14010	13-3668640
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

34 Maple Street, Milford, Massachusetts		01757
(Address of principal executive offices)		(Zip Code)

Mark T. Beaudouin	508-478-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This filing is being made by Waters Corporation (“Waters” or the “Company”) for the calendar year January 1 to December 31, 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”) and Form SD (collectively, the “Conflict Minerals Rule”). Consistent with the Conflict Minerals Rule, as used herein, “Conflict Minerals” or “3TG” are tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan) and gold.

Waters determined that 3TG are used in certain materials contained in the Company’s instrument systems, which are products that Waters manufactures. These 3TG are necessary to the functionality or production of Waters’ instrument systems.

As required by the Conflict Minerals Rule, Waters has conducted a “reasonable country of origin inquiry” (“RCOI”) to determine whether any of the 3TG in its in-scope products originated in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries, or are from recycled or scrap sources. The Company’s compliance program is based upon certain industry guidance, including the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organisation for Economic Co-operation and Development (the “OECD Guidance”).

As contemplated by the OECD Guidance, the Company has published a Conflict Minerals Statement, which is made available to employees, suppliers and to the public on our website at www.waters.com under “Corporate Governance”. Among other things, the Company’s compliance program includes the review of its worldwide supply chain for materials that contain 3TG and the evaluation of the risk that these materials are from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. To determine where the 3TG in its products are sourced from, the Company requested that its suppliers complete the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative.

No suppliers informed Waters, in response to Waters’ RCOI, that it obtained the 3TG in its in-scope products from mines controlled by armed groups in the DRC or an adjoining country. However, certain suppliers did not respond to the inquiry, while others replied that they did not know the smelter or refiner or country of origin of the 3TG that were sourced from them. In accordance with the Conflict Minerals Rule, as a result of the information the Company received from its suppliers for calendar year 2015, Waters was not able to determine with certainty the country of origin of some of the 3TG in its manufactured products, but does not have reason to believe that its necessary 3TG may have originated from mines controlled by an armed group in the DRC or an adjoining country.

This information is publicly available on our website at www.waters.com under “Corporate Governance, Conflict Minerals Statement”.

Section 2 Exhibits

Item 2.01 Exhibits

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Waters Corporation
(Registrant)

/s/ Mark T. Beaudouin	May 25, 2016
By Mark T. Beaudouin

Senior Vice President, General Counsel and Secretary